Mail Stop 3561

August 15, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

      Re: BabyUniverse, Inc.
                Amendment No. 1 to Registration Statement on Form S-4
                Filed June 23, 2007
                File No. 333-143765

Dear Mr. Textor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please revise your registration statement to include the financial statements for the quarter ended June 30, 2007. See Rule 3-12 of Regulation S-X.

eToys Direct Selected Historical Consolidated Financial Data, page 12

2. We note that you have revised your presentation in response to comments 46 and 49 to reflect the restated amounts and line items for both the operations and balance sheet data for all years presented. Please revise your presentation to properly label the appropriate columns as being "restated."

Selected Unaudited Pro Forma Condensed Combined Statement of Operations, pages 14-15

3. We note that you have revised your presentation in response to comments 46 and 49 to reflect the restated amounts and line items for both the statement of operations and the balance sheet data of eToys Direct, Inc. Please revise your presentation to properly label the appropriate columns as being "restated."

BabyUniverse Proposal No. 1- Approval of the Merger…, page 56

Background of the Merger, page 56

4. We note your response to comment 16 in our letter dated July 11, 2007. Please revise to elaborate upon this discussion to describe in greater detail the "methodology that [Singer Lewak] used to evaluate the financial statements and tax positions of eToys Direct and their analysis of the results of that review." Also, clarify your disclosure to explain how the tax and financial review conducted by Singer Lewak was relevant to the Board's determination as to the fairness of the transaction.

Opinion of BabyUniverse's Financial Advisor, page 66

5. We note your response to comment 18 in our letter dated July 11, 2007. While we note your concerns regarding the inclusion of such projections, this information may still be considered material to an investment decision of your shareholders. Further, as you have already acknowledged, this information can be provided with appropriate disclosure regarding the dated nature of the information. Please revise your document to disclose this information or tell us why you believe these projections are not material to an investment decision.

The Merger Agreement, page 83

6. We note your response to comment 23 in our letter dated July 11, 2007. We note that you have revised the fifth sentence to state that the representations and warranties "…should not be relied upon by any other person." It appears that this sentence was included because the representations and warranties are subject to qualifications and limitations in the merger agreement, as discussed in the sixth sentence and as you make clear in the seventh sentence that begins "[a]ccordingly…" Therefore, please revise the fifth sentence to remove the disclaimer or indicate that the rationale for lack of reliance is because the representations and warranties may not represent the actual state of facts.

BabyUniverse Proposal No. 2, page 102

7. We note your response to comment 25 in our letter dated July 11, 2007. Please
    provide us with a further analysis of why the two private placements and your
    public offering are not for the same general purpose.

Compensation Discussion and Analysis, page 124

8. We note your response to comment 34 in our letter dated July 11, 2007. Please
    provide greater detail concerning the elements of compensation. For example,
    with regard to base salary, it appears that you are benchmarking base salary
    against similar sized companies in the ecommerce arena. If this correct, please
    provide more information of the components of your benchmarks; for example,
    how many companies are included in your benchmark. With regard to
    discretionary bonuses, the circumstances under which you will award a
    discretionary bonus appear vague. Please either provide more details of the
    circumstances under which you will award a discretionary bonus or if the case is
    such, explain that the board has a very wide discretion to award such a bonus.

Unaudited Pro Forma Condensed Combined Financial Statements, pages113-123

9. We note that you have revised your presentation in response to comments 46 and
    49 to reflect the restated amounts and line items for both the balance sheet and
    statement of operations for eToys Direct, Inc. Please revise your presentation to
    properly label the appropriate columns as being "restated."

10. Please revise your presentation of the historical balance sheet of BabyUniverse as
    of December 31, 2006 to separately disclose the historical amounts for intangible
    assets and goodwill as previous reported in Form 10-K.

11. We note your revised disclosure to footnote (d) and response to comment 29 of
    our letter dated July 11, 2007 regarding the basis and assumptions for your
    calculation of the estimated fair value of tangible and intangible assets being
    acquired from BabyUniverse. Please revise your footnote disclosure to include a
    detail summary of your calculation of the fair value of the net assets acquired of
    $1,816,408. Your revised disclosure did not include several aspects of our
    previous comment and they are being repeated. Please revise to allocate the
    $55,696,402 separately disclose the respective amounts you currently estimate for
    goodwill and intangible assets. Please also revise your footnote disclosure to
    provide a summary of the amounts you allocated to each intangible asset. If you
    anticipate that you will record significant amounts of intangible assets with
    indefinite useful lives, tell us what those intangible assets represent and why you
    believe indefinite lives are appropriate. See paragraph 37 of SFAS 141.

Comparative Rights of BabyUniverse Shareholders and eToys Direct Stockholders, page 141

12. We note your response to comment 37 in our letter dated July 11, 2007. Please advise us as to the changes that you propose to make to BabyUniverse's articles of incorporation as reflected in the second amended and restated articles of incorporation, if any, as such changes have not been identified in the context of this disclosure. Alternatively, if the filing of the second amended and restated articles of incorporation simply constitutes a restatement of the articles as previously approved by shareholders, please state this.

Information Regarding BabyUniverse Business, page 147

13. We have read your response to comment 39 of our letter dated July 11, 2007 regarding the disclosure of financial data of similar products or services for each period presented. Your response is not clear to us since we understand from your disclosure on page 151 of the filing that you sell various classes of similar products such as baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. Accordingly, it appears that you clearly have at least three categories of products: (1) baby; (2) toddler; and (3) maternity. In this regard, please revise your disclosure to include a tabular presentation for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Information Regarding eToys Direct's Business

Our Products, page 176

14. We have read your response to comment 41 of our letter dated July 11, 2007 regarding the disclosure of financial data of similar products or services for each period presented. Your response is not clear to us since we understand from your disclosure on page 175 of the filing that you sell various classes of similar products such as toys, video games, electronics, party goods, movies, videos and baby products. Accordingly, please revise your disclosure to include a tabular presentation for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Consolidated Financial Statements – eToys Direct, Inc.

Report of Independent Auditors, page F-49

15. We note your revised disclosure and response to comments 46 and 49 of our letter dated July 11, 2007 and related restatement of previously issued financial statements as described in Note 2 and referenced in the audit report. However, we note that your auditor did not change the date of their report from March 29, 2007 when the audit report and financial statements were changed in connection with the restatement. Please coordinate with your independent registered public accounting firm so that it can reassess the need for a dual-dated or more recently dated report as a result of the restatement. Otherwise, please ask the independent registered public accounting firm to explain to us why a dual-dated or more recently dated report is not required under GAAS, as adopted by the PCAOB.

16. We note that the audit report is not labeled "Report of Independent Registered Public Accounting Firm" as required by the PCAOB. Please coordinate with your auditor to revise accordingly. We also note that the report does not reference "auditing standards of the Public Company Accounting Oversight Board" as is now required by the PCAOB. Please also coordinate with your auditor to revise the report accordingly to comply with current guidelines. See AS1 and related Appendix issued by the PCAOB.

Comparative Rights of BabyUniverse Shareholders and eToys Direct Stockholders, page 141

17. We note your response to comment 37 in our letter dated July 11, 2007. Please advise us as to the changes that you propose to make to BabyUniverse's articles of incorporation as reflected in the second amended and restated articles of incorporation, if any, as such changes have not been identified in the context of this disclosure. Alternatively, if the filing of the second amended and restated articles of incorporation simply constitutes a restatement of the articles as previously approved by shareholders, please state this.

Exhibit 8.1 and 8.2

18. Since tax counsels are using short-form tax opinions, please revise the discussion entitled "Material U.S. Federal Income Tax Consequences" to state that it constitutes counsels' opinion and identify counsels. The opinion of Wilkie Farr and Gallagher LLP should also be revised to confirm that the discussion in the prospectus under the heading indicated constitutes their opinion, as opposed to stating that they "confirm [their] opinion set forth in the discussion…"

19. The tax opinions assume the legal capacity of natural persons generally, including those of eToys and BabyUniverse. This assumption is overly broad. Counsel may make this assumption as to parties other than eToys and BabyUniverse, but not as to the companies themselves. Please revise.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian A. Sullivan, Esq.
        Sullivan & Triggs, LLP